Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002	2001
	(In thousands, except ratio data)
Income before income taxes	$ 7,621	$ 7,527	$ 11,160	$ 10,802	$ 3,468

Interest on indebtedness	8,016	7,137	6,813	7,952	11,311

Portion of rents representative
of the interest factor	1,161	1,106	1,046	949	883

Earnings as adjusted	$ 16,798	$ 15,770	$ 19,019	$ 19,703	$ 15,662

Fixed charges:

Interest on indebtedness	$ 8,016	$ 7,137	$ 6,813	$ 7,952	$ 11,311

Portion of rents representative
of the interest factor	1,161	1,106	1.046	949	883

Fixed charges	$ 9,177	$ 8,243	$ 7,859	$ 8,901	$ 12,194

Ratio of earnings
to fixed charges	1.83	1.91	2.42	2.01	1.28